

July 26, 2012

Via E-mail
John Burns
Chief Executive Officer
PyroTec, Inc.
125-E Wappoo Creek Drive, Suite 202A
Charleston, South Carolina 29412

> **Re:** **PyroTec, Inc.**
> **Form 8-K**
> **Filed June 5, 2012**
> **Response submitted July 19, 2012**
> **File No. 000-54547**

Dear Mr. Burns:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   From your response to prior comment 1, the basis for your conclusion regarding whether you are a shell company remains unclear. For example, your response indicates that you have "clearly entered into the business of pyrolysis on a global scale," but you also seem to state that you are a "shell company" that may be changing your business purpose significantly. Please clarify. In your response, please address:
  - why you believe that you will remain a shell company as defined in Rule 12b-2 until you are "fully operational and sufficient cash is in hand to prepare the appropriate Form 10-Q."
  - whether you closed the stock exchange transaction with Green Ecology that you mention in your Form 8-K.
  - whether you have or reasonably can obtain the resources required to pay the license fees by the deadlines mentioned in the Form 8-K.
  - the relevant results of the July 20 board meeting that you mention in your response.

- where and when you provided the resolutions that you mention in the penultimate paragraph of your response.

Also, if you have determined that your current disclosure is not accurate or that subsequent developments have occurred that must be reported on Form 8-K, please tell us when you believe you are obligated to file the revised or new information. Cite in your response all authority on which you rely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Anthony R. Paesano
        Paesano & Akkashian, PC